Exhibit (d)(53)(i)

EQ ADVISORS TRUST

AMENDMENT NO. 1

INVESTMENT ADVISORY AGREEMENT

AMENDMENT NO. 1 to the Investment Advisory Agreement dated as of July 1, 2008 between AXA Equitable Life Insurance Company, a New York corporation (“AXA Equitable” or “Manager”) and BlackRock Financial Management, Inc., a corporation organized under the laws of the State of Delaware (“Adviser”).

WHEREAS, AXA Equitable and Adviser have entered into an Investment Advisory Agreement, dated as of October 1, 2006 (“Agreement”) relating to the Portfolios identified in Appendix A hereto (collectively, the “Portfolios”) of EQ Advisors Trust (“Trust”); and

WHEREAS, AXA Equitable and the Adviser desire to modify the fee payable to the Adviser for investment advisory and other services the Adviser provides to the Portfolios.

NOW, THEREFORE, AXA Equitable and Adviser agree to modify the Agreement as follows:

1. Existing Portfolios. The Manager hereby reaffirms its appointment of the Adviser as the investment adviser to the Portfolios.

2. Appendix A. Appendix A to the Agreement setting for the Portfolios of the Trust for which the Adviser is appointed as the investment adviser and the fees payable to the Adviser with respect to the Portfolios is hereby replaced in its entirety by Appendix A attached hereto.

3. Ratification. Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 1 as of the date first set forth above.

AXA EQUITABLE LIFE INSURANCE COMPANY		BLACKROCK FINANCIAL MANAGEMENT, INC.

By:	/s/ Steven M. Joenk	By:	/s/ Denis R. Molleur
	Steven M. Joenk		Name: Denis R. Molleur
	Senior Vice President		Title: Managing Director

APPENDIX A

AMENDMENT NO. 1 TO

INVESTMENT ADVISORY AGREEMENT

BLACKROCK FINANCIAL MANAGEMENT, INC.

Related Portfolios	Annual Advisory Fee Rate*
EQ/Government Securities Portfolio	0.15% of the Portfolio’s average daily net assets

EQ/Long Term Bond Portfolio	0.15% of the Portfolio’s average daily net assets up to and including $500 million; and 0.125% of the Portfolio’s average daily net assets in excess of $500 million and up to and including $1 billion; and 0.10% of the Portfolio’s average daily net assets in excess of $1 billion.

EQ/Short Duration Bond Portfolio	0.10% of the Portfolio’s average daily net assets up to and including $1 billion and 0.08% of the Portfolio’s average daily net assets in excess of $1 billion.

*	The daily advisory fee for each Portfolio is calculated by multiplying the aggregate net assets of the Portfolio at the close of the immediately preceding business day by the annual advisory fee rate calculated as set forth above and then dividing the result by the number of days in the year.